UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan +81-3-3214-6522	Sarah P. Payne, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303-3308 +1 650 461 5669	Robert G. DeLaMater, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 +1-212-558-4788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 6 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,291,623(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,291,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The shares of Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of September 8, 2021. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,291,623(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,291,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

The shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of September 8, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 7 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020 and Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2020 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBGC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Schedule 13D Amendment including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. Project 6 LLC beneficially owns 106,291,623 shares of Common Stock, which represents approximately 8.59% of the shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021. The shares of Common Stock beneficially owned by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares are subject to the Call Options). SBGC and Project 6 LLC are wholly owned subsidiaries of SoftBank. As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 6 LLC.

(c) The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Term Margin Loan Agreement

On September 8, 2021, Project 6 LLC entered into a Margin Loan Agreement (as amended from time to time, the “Term Margin Loan Agreement”) with the lenders party thereto (each, a “Margin Lender” and collectively, the “Margin Lenders”), JPMorgan Chase Bank, N.A., London Branch, as Facility Agent and Goldman Sachs International Bank and JPMorgan Chase Bank, N.A., London Branch , as Joint Calculation Agents. The Margin Loan Agreement provides for a loan in an aggregate principal amount of approximately $2.6 billion, which Project 6 LLC expects to draw down in full on September 15, 2021 (the “Closing Date”).

As a condition to borrowing under the Margin Loan Agreement, Project 6 LLC will enter into a security agreement with the Margin Lenders or their agents (the “Security Agreement”). Pursuant to the Security Agreement, Project 6 LLC will pledge to the Margin Lenders 42,989,954 shares of Common Stock (the “Pledged TMUS Shares”) and any proceeds thereof to secure its obligations under the Margin Loan Agreement. Under the Security Agreement, Project 6 LLC will also provide the Margin Lenders with a second lien security interest in the shares of Common Stock and certain other collateral securing the Bridge Margin Loan Agreement described below (the “Second Lien Collateral”). Project 6 LLC has also agreed to pledge certain other assets (the

“Other Collateral”) to the Margin Lenders under the Margin Loan Agreement. The security interest in the Pledged TMUS Shares will be perfected on the Closing Date as a condition to disbursement of the loan under the Margin Loan Agreement. The security interest in the Other Collateral will be perfected on the Closing Date, subject to certain additional steps that Project 6 LLC may undertake following the Closing Date. The security interest in the Second Lien Collateral will be perfected at the same time the security interest of the Bridge Margin Lenders is perfected, as described below. SoftBank has provided a limited guarantee (the “Parent Limited Guarantee”) of certain obligations of Project 6 LLC under the Margin Loan Agreement. The Parent Limited Guarantee will be released following the posting of any additional collateral to satisfy the first margin call amount under the Margin Loan Agreement.

The loan under the Margin Loan Agreement will mature on or about July 29, 2024. Upon the occurrence of certain events that are customary for these type of loans, the Margin Lenders may exercise their rights to require Project 6 LLC to pre-pay the loan proceeds or post additional collateral, and the Margin Lenders may exercise their rights to foreclose on, and dispose of, the Pledged TMUS Shares, Second Lien Collateral and Other Collateral, in each case, in accordance with the Margin Loan Agreement and related documentation. The proceeds of the Margin Loan Agreement will be used for general corporate purposes, including the repayment of existing margin loan indebtedness.

Bridge Loan Agreement

On September 8, 2021, Project 6 LLC entered into a Bridge Margin Loan Agreement (as amended from time to time, the “Bridge Margin Loan Agreement”) with the lenders party thereto (each, a “Bridge Margin Lender” and collectively, the “Bridge Margin Lenders”), JPMorgan Chase Bank, N.A., London Branch, as Facility Agent and Goldman Sachs Bank USA and JPMorgan Chase Bank, N.A., London Branch , as Joint Calculation Agents. The Bridge Margin Loan Agreement provides for a loan in an aggregate principal amount of approximately $1.25 billion, which Project 6 LLC expects to draw down in full on the Closing Date.

As a condition to borrowing under the Bridge Margin Loan Agreement, Project 6 LLC will enter into a security agreement with the Bridge Margin Lenders or their agents (the “Bridge Security Agreement”). Pursuant to the Bridge Security Agreement, Project 6 LLC will pledge to the Bridge Margin Lenders 45,366,669 shares of Common Stock (the “Bridge Pledged TMUS Shares”) and any proceeds thereof to secure its obligations under the Bridge Margin Loan Agreement. Under the Bridge Security Agreement, Project 6 LLC will also provide the Bridge Margin Lenders with a second lien security interest in the Common Stock and certain other collateral securing the Margin Loan Agreement described above (the “Bridge Second Lien Collateral”). Project 6 LLC has also agreed to pledge certain other assets (the “Bridge Other Collateral”) to the Bridge Margin Lenders under the Bridge Margin Loan Agreement. The security interest in the Bridge Pledged TMUS Shares will be perfected on the Closing Date as a condition to disbursement of the loan under the Bridge Margin Loan Agreement. The security interest in the Bridge Other Collateral will be perfected on the Closing Date, subject to certain additional steps that Project 6 LLC may undertake following the Closing Date The security interest in the Bridge Second Lien Collateral will be perfected at the same time the security interest of the Margin Lenders is perfected, as described above. SoftBank has provided a limited guarantee (the “Bridge Parent Limited Guarantee”) of certain obligations of Project 6 LLC under the Bridge Margin Loan Agreement. The Bridge Parent Limited Guarantee will be released following the posting of any additional collateral to satisfy the first margin call amount under the Bridge Margin Loan Agreement.

The loan under the Bridge Margin Loan Agreement will mature on or about November 14, 2021. Upon the occurrence of certain events that are customary for these type of loans, the Bridge Margin Lenders may exercise their rights to require Project 6 LLC to pre-pay the loan proceeds or post additional collateral, and the Bridge Margin Lenders may exercise their rights to foreclose on, and dispose of, the Bridge Pledged TMUS Shares, Bridge Second Lien Collateral and Bridge Other Collateral, in each case, in accordance with the Bridge Margin Loan Agreement and related documentation. The proceeds of the Bridge Margin Loan Agreement will be used for general corporate purposes.

The Term Margin Loan Agreement and Bridge Margin Loan Agreement will be subject to an intercreditor agreement to be entered into on the Closing Date.

Variable Prepaid Forward Sale Contracts

On September 8, 2021, Project 6 LLC entered into master confirmations in respect of variable prepaid forward sale contracts (the “Forward Contracts”) with unaffiliated Dealers (the “Dealers”) covering up to 17,935,000 shares of Common Stock (the “Shares”). The Forward Contracts provide for cash settlement based on the average of the daily volume-weighted average trading prices of the Issuer’s common stock over the 20 trading day period beginning on May 29, 2024 (the “Settlement Price”). Project 6 LLC has the option to elect to settle the Forward Contracts on a physical basis.

Project 6 LLC pledged shares of the Issuer’s Common Stock (the “Pledged VPF Shares”) to secure its obligations under the Forward Contracts.

As set forth in the 2021 Master Framework Agreement (and as disclosed in Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2021 (“Amendment No. 6”)) the Shares are subject to the proxy granted to Deutsche Telekom pursuant to the Proxy Agreement and Deutsche Telekom will (i) continue to have the right to direct the vote of the Pledged Shares and (ii) such Pledged Shares will continue to be subject to the terms of the remaining floating options under the SB-DT Call Option.

The foregoing description of the master confirmations does not purport to be complete and is subject to, and qualified in its entirety by the Form of Master Confirmation which is filed as Exhibit 25 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

25	Form of Master Confirmation

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2021

SOFTBANK GROUP CORP.

	By:	/s/ Natsuko Ohga
	Name:	Natsuko Ohga
	Title:	Head of Corporate Legal Department

SOFTBANK GROUP CAPITAL LTD

	By:	/s/ Michel Combes
	Name:	Michel Combes
	Title:	Director

DELAWARE PROJECT 6 L.L.C.

	By:	/s/ Stephen Lam
	Name:	Stephen Lam
	Title:	Manager